

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2019

Elizabeth Barrett
Chief Executive Officer
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

   Re: UroGen Pharma Ltd.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 28, 2019
    File No. 001-38079

Dear Ms. Barrett:

  We have reviewed your May 14, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Initial Clinical Results of UGN-101, page 11

1.   We acknowledge your response to our comment. Please confirm that you will revise your disclosure in your applicable future filing to clearly state that the serious adverse events you list relate to treatment with UGN-101. In addition, please also confirm that you will disclose the frequency in which these serious adverse events occurred.

    You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-5679 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Healthcare & Insurance